VIA EDGAR and FACSIMILE (202-772-9204)

February 11, 2008

H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	Asia Time Corporation
Registration Statement on Form S-1
File No. 333-140692

Dear Mr. Owings:

Further to our letter dated February 8, 2008, WestPark Capital, Inc. hereby provides the Staff with supplemental information regarding the distribution of the preliminary prospectus dated February 7, 2008 as filed with the Commission on February 8, 2008.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: February 7, 2008
(ii)	Dates of distribution: February 7, 2008 - February 11, 2008
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 12
(iv)	Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue: approximately 2,034

In addition to the foregoing, the undersigned (x) distributed on February 7, 2008 an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

WESTPARK CAPITAL INC.
As Representative

/s/ Richard Rappaport
By: Richard Rappaport